EXHIBIT 23.2

Independent Registered Public Accounting Firm’s Consent

The Board of Directors
Fresh Brands, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-4 (No. 333-56222) and Form S-8 (No. 333-83960) of Fresh Brands, Inc. (the Company) of our reports dated February 26, 2004, except as to notes 5 and 14, which are as of March 17, 2005, with respect to the consolidated balance sheet of the Company as of January 3, 2004, and the related consolidated statements of operations, shareholders’ investment, and cash flows for the years ended January 3, 2004 and December 28, 2002, and the related financial statement schedule, which reports appears in the January 1, 2005, annual report on Form 10-K of the Company.

/s/ KPMG LLP

Milwaukee, Wisconsin
March 17, 2005